

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

> **Re: SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 22, 2013**
> **File No. 000-30698**

Dear Mr. Yu:

We have reviewed your letter dated August 29, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2013.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 8. Financial Information

Notes to Consolidated Financial Statements

Revenue Recognition

Fee-based services, page F-13

1.   We note from your response to our prior comment 5 that your primary responsibility to the game developers includes promoting the games, providing virtual currency exchange services and maintaining the platform for players to easily access the games. However,

the disclosures on page F-13 only refer to your responsibility to promote the games. Please describe further your contractual obligations to the game developers and specifically address the terms of such arrangements as it relates to maintaining the game platform. Also, clarify whether the virtual items purchased within your platform are transferable if the same game is played in another platform. In addition, please consider revising your future disclosures to clarify such terms.

2.   You also state that revenue from the sale of virtual items is recognized over the estimated consumption period of the in-game virtual items, which is typically within a short period of time after the purchase of in-game credits. Please tell us the estimated consumption period for such items and clarify what you mean by "a short period of time." Also, please consider including this information in future filings to the extent this revenue stream become material to your operations.

Note 12 Shareholders' Equity

Valuation of Stock Options, page F-29

3.   We note from your response to prior comment 7 that you do not have sufficient historical share option exercise experience to provide a reasonable basis upon which to estimate the expected term. You further explain that you have experienced significant business structure changes in the past years and as a result your recent employee share option exercise patterns may not be consistent with prior years. This does not seem to be consistent with your current disclosure where you state the simplified method was used due to the lack of industry comparison. Please confirm for us that you will revise your disclosures in future filings to be consistent with the information provided in the response. Also, please tell us when you anticipate having sufficient historical share option exercise experience such that you will no longer use the simplified method.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Z. Julie Gao, Esq, Skadden, Arps, Slate, Meagher & Flom